UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

1Q20 RESULTS

São Paulo, June 08, 2020. Linx S.A. (B3: LINX3 and NYSE: LINX), announces its consolidated results for the first quarter of 2020 (1Q20). Our operating and financial information is presented based on consolidated figures, as per the Brazilian Corporate Law (Lei das S.A.) and accounting practices issued by the Accounting Pronouncements Committee (CPC) and International Financial Reporting Standards (IFRS).

CONFERENCE CALL

June 09 | 10:00 a.m. (EST), 11:00 a.m. (BRT) | Phone:  +1 844 204.8942 or +1 412 717.9627 | Code: LINX

HIGHLIGHTS

Subscription revenue	Consulting revenue
+15.6% YOy	+61.5% YOy
Subscription revenue was BRL 196.3 million, representing 82.6% of gross revenue.	Consulting revenue was BRL 35.5 million, due to the larger number and size of implementation projects.
GMV (e-commerce platform)	Customer retention rate
+145% yoy	99.0%
Transacted GMV in May 2020 was 145% higher in relation to May 2019.	Customer retention rate in 1Q20 was 99.0%, in line with the last quarter.
Payment Link	App Delivery
+6 THOUSAND	4x
In May 2020, we reached more than 6 thousand stores registered to use the payment link.	Demand for the App Delivery solution increased 4x between January and May 2020.

RECENT EVENTS

Partnerships: In April, Linx signed a partnership with Mercado Livre to integrate Linx OMNI OMS into its marketplace, enabling retailers to expand their sales channels by offering pick-up in store and ship-from store options. The partnership also benefits micro and small retailers (Hiper), offering an important sales opportunity for our customer base most affected by the context of COVID-19. Also in April, we signed a partnership with B2W to create a white-label e-commerce platform for Pharma customers, with more than 60,000 SKUs already pre-registered and it takes around 3 days to go live from the moment of hiring. Additionally, we reinforced the partnership signed with Rappi in January to integrate stores into its marketplace, which subsequently proved to be an important alternative for the operation of stores in the dark stores format considering the temporary closing since March. It is also important to note that all partnerships signed by Linx are now available to its entire customer base and not just to those who have contracted Linx OMNI OMS.

Dividends: On April 30, as approved by the annual shareholders’ meeting, the payment of BRL 20.0 million in dividends was approved, corresponding to BRL 0.112460232 per outstanding share, based on the shareholding position of April 30, 2020, the shares being traded "ex" dividends as of May 4, 2020 and payment as of May 20, 2020.

TO OUR SHAREHOLDERS

Since March 2020, several Brazilian states have been adopting measures of social distancing to flatten the population contamination curve by the new coronavirus, to prevent a possible collapse of the public health system. Most of these measures involve closing retail establishments not connected to essential services.

Given this scenario, the seasonal effect already expected in the first months of the year, due to the absence of commemorative dates, was intensified at the end of March with a sales volume approximately 50% lower among retailers using our platform. This way, the business model based on recurring revenue demonstrated Linx's resilience. In the second half of March, there was an increase in demand for delivery applications, e-commerce platform, stores integration with marketplaces, payment link and gateway offers. In addition, we continue to invest in our team and in innovation to guarantee Linx's future growth, something that generated greater pressure on profitability in the quarter. However, we believe to recover in the following quarters, also considering the initiatives adopted as of the second half of March.

Linx took several measures to preserve its cash position, which involved anticipating and reducing costs of cloud operations, decelerating the pace of acquisitions, freezing hirings or promotions, canceling business trips, reducing purchase orders, reducing third-party costs and negotiating office rentals. Negotiations were also carried out with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), with unions that represent our employees and the terms were renegotiated with suppliers. Complementary actions involved renegotiating and postponing conditions with customers, assessing prospects for each business area and reducing dividend distribution in 2020. Linx has sought to negotiate invoice maturities on a case-by-case basis, according to the relationship with the customer.

We also highlight the action plans focused on team safety, maintaining their activities and ensuring business continuity. Internally, we reinforced the work area hygiene process and made available alcohol gel bottles, masks and thermometers. Internal COVID-19 awareness campaigns were established, monitoring of possible cases, anticipation of the flu vaccination campaign, we reinforced our online channels for possible medical, psychological and financial guidance support, we encourage distance volunteering campaigns and we encourage the realization of online courses available at Linx Academy.

It is also important to note that we are aware of our important role in civil society and have established several strategic partnerships to combat COVID-19. Among them, stands out the “Salvando Vidas” project, carried out jointly with BNDES to raise funds for the purchase of medical-hospital materials from Brazilian philanthropic entities.

We continue to operate normally and reaffirm our long-term commitment, guaranteeing the safety of our team, the service to customers and suppliers, and consequently, to the business. We will continue to invest in innovation and in valuing our team to bring people and technology even closer together through passionate shopping experiences around the world. We believe that accelerating the retailers' digital transformation process, regardless of their size, is fundamental to guarantee a good performance with the new consumer habits.

As always, we thank everyone for your trust and remain at your disposal.

Alberto Menache & Linx Team

#soulinx

OPERATING AND FINANCIAL RESULTS

OPERATING PERFORMANCE

At the end of 1Q20, our customer retention rate reached 99.0%. Additionally, our largest client represented 1.4% of subscription revenue and the top 100 represented 25.8%. The high customer retention rate and low customer concentration reflect our broad, diversified and loyal customer base.

OPERATING REVENUES

BRL '000	1Q20	1Q19	YoY	4Q19	QoQ
Total recurring revenue	202,176	180,515	12.0%	203,343	-0.6%
Subscription revenue	196,284	169,770	15.6%	195,897	0.2%
Royalties	5,892	10,746	-45.2%	7,446	-20.9%
Consulting service revenue	35,481	21,976	61.5%	52,758	-32.7%
Gross operating revenues	237,657	202,491	17.4%	256,101	-7.2%
Sales tax	(23,743)	(19,749)	20.2%	(26,017)	-8.7%
Cancellations and rebates	(5,383)	(5,937)	-9.3%	(8,283)	-35.0%
Net operating revenues	208,531	176,805	17.9%	221,801	-6.0%

1- Includes Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

Subscription revenue reached BRL 196.3 million in 1Q20, representing 82.6% of gross operating revenue, +15.6% over 1Q19 and +0.2% over 4Q19, on a comparable basis. These increases demonstrate the resilience of the SaaS subscription revenue-based business model and the operations of Linx Digital and Linx Pay Hub, even in the face of the effects of COVID-19. We highlight that more than 60% of subscription revenue already comes from all cloud offers, solutions 100% integrated with the end-to-end platform.

Royalties revenue totaled BRL 5.9 million in 1Q20, -45.2% over 1Q19 and -20.9% over 4Q19. These declines reflect the increased contribution of SaaS offerings to the Company's new sales. Importantly, the new SaaS offerings (cloud-based and subscription revenue generators) do not charge royalties, for the most part.

In 1Q20, Linx core represented 75% of total subscription revenue, while Linx Pay and Linx Digital reached 14% and 11%, respectively. In 4Q19, the representation was 13% from Linx Digital and 12% from Linx Pay. This evolution is mainly due to the acquisition of PinPag on January 30,2020, allocated as part of Linx Pay.

Consulting service revenue reached BRL 35.5 million in the quarter, +61.5% compared to 1Q19, largely reflecting the greater number and size of implementation projects in the period, mainly involving new customers and Linx Digital solutions (OMS and e-commerce platform), in addition to the contribution of the companies acquired on the period. In 1Q20, we signed new OMS projects, totaling 20 customers at different stages of implementation. In relation to 4Q19, service revenue decreased 32.7% mostly due to (i) the lower number of customer projects in the first quarter, intensified by the effects of COVID-19, and (ii) higher concentration of projects in the Black Friday and Christmas periods, increasing the comparison base.

Deferred short and long-term revenues on the balance sheet (consulting service revenue already billed but not recognized as the service has not yet been provided) totaled BRL 37.3 million at the end of 1Q20. In the following months, as the services are rendered, these revenues will be duly recognized.

OPERATING EXPENSES

BRL '000	1Q20	1Q19	YoY	4Q19	QoQ
Net operating revenues	208,531	176,805	17.9%	221,801	-6.0%
Cost of services provided	(57,959)	(46,923)	23.5%	(61,371)	-5.6%
% NOR	27.8%	26.5%	130 bps	27.7%	10 bps
General and administrative expenses (ex-depreciation and amortization)	(44,015)	(32,690)	34.6%	(58,894)	-25.3%
% NOR	21.1%	18.5%	260 bps	26.6%	-540 bps
Depreciation and amortization	(36,362)	(24,348)	49.3%	(33,177)	9.6%
% NOR	17.4%	13.8%	370 bps	15.0%	250 bps
Selling expenses	(36,697)	(35,325)	3.9%	(36,411)	0.8%
% NOR	17.6%	20.0%	-240 bps	16.4%	120 bps
Research and development	(29,552)	(18,372)	60.9%	(29,053)	1.7%
% NOR	14.2%	10.4%	380 bps	13.1%	110 bps
Other operating revenues (expenses)	(2,964)	6,190	n.a.	18,895	n.a.
% NOR	1.4%	3.5%	490 bps	8.5%	710 bps

Note: We highlight the count of “Depreciation and amortization” (BRL 14,877 thousand), that makes “Cost of services provided” to be presented as BRL 57,959 thousand in 1Q20 (BRL 72,836 thousand less BRL 14,877 thousand). The same concept was applied in the other compared quarters.

Cost of services provided reached BRL 58.0 million in 1Q20, +23.5% over 1Q19 and +130 bps as a percentage of NOR. This evolution is mainly due to the payment of the collective bargaining agreement in São Paulo and the incorporation of PinPag and Neemo costs, both acquired in 1Q20, in addition to SetaDigital, Millennium and Hiper, acquired in 4Q19, 3Q19 and 2Q19, respectively. As a result, the gross margin was 72.2% in 1Q20. In relation to 4Q19, the cost of services provided was 5.6% lower, explained mainly by the higher concentration of costs linked to the BlackFriday and Christmas campaigns performed with our Digital tools in the previous quarter.

General and administrative expenses (excluding depreciation and amortization) increased by 260 bps as a percentage of NOR compared to 1Q19, mainly due to (i) consolidation of the five companies acquired over the period, as mentioned above; (ii) organizational restructuring carried out at the beginning of the year at Linx Core, Digital and Pay Hub; (iii) higher building expenses with the São Paulo and Porto Alegre offices; (iv) expenses related to the SOX rules adaptation project to be concluded in December 2020; and (v) collective bargaining agreement in São Paulo, where most of the Company's administrative team is located. In relation to 4Q19, general and administrative expenses decreased 25.3% and -540 bps as a percentage of NOR, explained mainly to the provisioning of management bonuses that happened in the previous quarter, linked to the Company's Long-Term Incentive Plans.

Depreciation and amortization expenses increased 370 bps and 250 bps as a percentage of NOR compared to 1Q19 and 4Q19, respectively. These evolutions were driven mainly by the adoption of IFRS16 and a higher amortization of intangible assets resulting from companies acquired in the period. The intangible amortization schedule (PPA) and fiscal goodwill amortization is in attachment V.

Selling expenses, as a percentage of NOR, decreased by 240 bps compared to 1Q19. This evolution is largely due to the reduction in contracts with third parties, mainly involving initiatives related to Linx Core. When compared to 4Q19, sales and marketing expenses increased 120 bps, mainly due to the organizational restructuring carried out in the quarter. We highlight that we have continued to intensify investments in our sales teams last year, mainly involving the Linx Core and Franchise teams to reinforce the cross selling of new offers connected to Linx Digital and financial services (Linx Pay Hub).

Research and development (R&D) expenses, as a percentage of NOR, increased by 380 bps and 110 bps compared to 1Q19 and 4Q19 respectively. These evolutions are explained mainly by the consolidations of the acquired companies in the period, as mentioned above. In the last year, we also intensified the investments in R&D teams to strengthen portfolio of new offerings primarily connected to Linx Digital and financial services (Linx Pay Hub).

In 1Q20, BRL 7.4 million were capitalized as investment in R&D, -32.1% and -11.9% in relation to 1Q19 and 4Q19, respectively. This amount is mainly linked to innovation initiatives to adapt Linx's ERPs to the omnichannel concept, in addition to investments in Linx Digital and Linx Pay Hub. This way, we reinforce our position as a leading provider of an 100% integrated end-to-end platform that enables the retailer to become Omnichannel. In addition, Linx has invested to enter new markets, seeking new customer profiles by investing in future Big Data and intelligence opportunities.

EBITDA AND EBITDA MARGIN

BRL '000	1Q20	1Q19	YoY	4Q19	QoQ
Net (loss) income	(9,054)	17,180	n.a.	9,399	n.a.
(+) Current income and social contribution taxes	867	6,393	n.a.	16,143	-94.6%
(+) Net financial result	9,169	1,764	n.a.	(3,752)	n.a.
(+) Depreciation and amortization	36,362	24,348	49.3%	33,177	9.6%
EBITDA	37,344	49,685	-24.8%	54,967	-32.1%
Net operating revenues	208,531	176,805	17.9%	221,801	-6.0%
EBITDA margin	17.9%	28.1%	-1020 bps	24.8%	-690 bps
Prepayment of receivables¹	1,294	-	n.a.	-	n.a.
Organizational restructuring²	816	-	n.a.	-	n.a.
M&A expenses³	825	-	n.a.	825	-0.1%
NYSE IPO expenses[4]	549	-	n.a.	1,380	-60.2%
Net partial earn-outs reversion[5]	-	(3,700)	n.a.	(19,249)	n.a.
Extraordinary LTI[6]	-	-	n.a.	15,337	n.a.
Adjusted EBITDA	40,827	45,985	-11.2%	53,261	-23.3%
Adjusted EBITDA margin	19.6%	26.0%	-650 bps	24.0%	-450 bps

Notes: (1) Impact of prepayment of receivables offered by Linx Pay Hub, considering that this revenue is allocated to the Financial Result, below EBITDA. (2) Organizational restructuring carried out at the beginning of the year at Linx Core, Digital and Pay Hub. (3) Expenses related to the due diligence process of the acquired companies, in addition to increased temporary rental expenses until the change of the acquired company's team to Linx’s office in São Paulo. (4) Expenses related to Linx's IPO on the NYSE and consultancy to adapt to SOX rules. (5) Of the total purchase price we pay for the acquired companies, a portion is paid through earn-outs subject to the achievement of financial and operating targets. When those targets are not achieved by the acquired companies, there is an earn-out reversion in the period. (6) Impact related to Linx’s Long Term Incentive Plans and change in allocation criteria.

This quarter, we had non-recurring expenses totaling BRL 3.5 million, mainly involving: (i) impact of revenue from prepayment of receivables offered by the Linx Pay Hub, amount allocated to the financial result; (ii) organizational restructuring carried out at the beginning of the year with the Linx Core, Digital and Pay Hub teams; (iii) expenses related to the due diligence process of acquired companies; and (iv) consulting expenses to adapt to SOX rules, that should be concluded in December 2020. Accordingly, adjusted EBITDA reached BRL 40.8 million in the quarter, -11.2% and -23.3% over 1Q19 and 4Q19 adjusted EBITDA, respectively

Adjusted EBITDA margin was 19.6% in the quarter, -650 bps and -450 bps compared to 1Q19 and 4Q19. These evolutions are mainly explained by: (i) impact on revenue due to the lower number of new customer projects in the first quarter due to COVID-19; (ii) a strong reduction in the transfer of the Rede to Linx due to the compression of margins in the segment and a reduction in GMV in the second half of March; (iii) higher expenses with the incorporation of the costs of acquired companies during the periods; (iv) organizational restructuring carried out at the beginning of the year with the Linx Core, Digital and Pay Hub teams in order to better adaption of the team with the performance expectations for the year. With the cash preservation initiatives adopted since the second half of March, we believe that we will recover Linx's profitability in the coming quarters.

NET FINANCIAL RESULT

BRL '000	1Q20	1Q19	YoY	4Q19	QoQ
Net financial result	(9,169)	(1,764)	n.a.	3,752	n.a.
Financial income	12,622	11,867	6.4%	29,220	-56.8%
Financial expenses	(21,791)	(13,631)	59.9%	(25,468)	-14.4%

Linx's net financial result reached BRL- 9.1 million in 1Q20, BRL 7.4 million and BRL 12.9 million lower than 1Q19 and 4Q19, respectively. Despite the higher net cash due to funds raised abroad with the global offering of shares held in June 2019 and higher revenues originated from the anticipation of receivables from Linx Pay, the evolution of the financial result is explained mainly by the company acquisitions, the share buyback issued by the Company, the gradual reduction in the CDI over the period, along with the application of IAS 29, as a consequence of hyperinflation in Argentina.

INCOME AND SOCIAL CONTRIBUTION TAX

BRL '000	1Q20	1Q19	4Q19
Income (loss) before income and social contribution taxes	(8,187)	23,573	25,542
Combined statutory rates	34%	34%	34%
Income and social contribution taxes
Calculated at combined statutory rate	2,784	(8,015)	(8,684)
Permanent differences
Permanent additions	-	-	221
Law 11,196/05 (Research and development subsidies)	-	2,124	(7,851)
Profits accrued abroad	(1,566)	-	(1,135)
Provision of interest on own capital payments	-	(399)	-
Difference of income and social contribution taxes (presumed profit regime)	(247)	(647)	(97)
Tax losses (compensation and composition)	-	-	385
Gifts, fines and non-deductible expenses	(55)	119	(486)
Effects of tax rates of subsidiaries abroad	(1,631)	949	1,150
Other net differences	(152)	(524)	354
Deferred income and social contribution taxes	2,707	(4,368)	(10,215)
Current income and social contribution taxes	(3,574)	(2,025)	(5,928)

Current income and social contribution rate	0%	9%	23%
Total income and social contribution rate	0%	27%	63%

The current spending on income and social contribution taxes, i.e. the ones that effectively affected the Company´s net cash position, were negative, amounting to BRL 3.6 million in 1Q20. Therefore, both the current effective rate and the total effective rate, which includes deferred and current taxes, were 0% in the quarter, mainly due to the result before the income tax recorded in 1Q20, from the absence of the “Lei do Bem” benefit in 1Q20 and the effects of tax rates of our subsidiary abroad.

NET (LOSS) INCOME

BRL '000	1Q20	1Q19	YoY	4Q19	QoQ
Net (loss) income	(9,054)	17,180	n.a.	9,399	n.a.
Prepayment of receivables¹	1,294	-	n.a.	-	n.a.
Organizational restructuring²	816	-	n.a.	-	n.a.
M&A expenses³	825	-	n.a.	825	-0.1%
NYSE IPO expenses[4]	549	-	n.a.	1,380	-60.2%
Net partial earn-outs reversion[5]	-	(3,700)	n.a.	(19,249)	n.a.
Extraordinary LTI[6]	-	-	n.a.	15,337	n.a.
Adjusted net (loss) income	(5,571)	13,480	n.a.	7,692	n.a.

Notes: (1) Impact of prepayment of receivables offered by Linx Pay Hub, considering that this revenue is allocated to the Financial Result, below EBITDA. (2) Organizational restructuring carried out at the beginning of the year at Linx Core, Digital and Pay Hub. (3) Expenses related to the due diligence process of the acquired companies, in addition to increased temporary rental expenses until the change of the acquired company's team to Linx’s office in São Paulo. (4) Expenses related to Linx's IPO on the NYSE and consultancy to adapt to SOX rules. (5) Of the total purchase price we pay for the acquired companies, a portion is paid through earn-outs subject to the achievement of financial and operating targets. When those targets are not achieved by the acquired companies, there is an earn-out reversion in the period. (6) Impact related to Linx’s Long Term Incentive Plans and change in allocation criteria.

Adjusted net loss was BRL 5.6 million in 1Q20, BRL -19.0 million compared to 1Q19 mainly due to the acquisitions of companies and the consolidation of the respective cost structures, in addition to the organizational restructuring carried out at the beginning of 2020. In relation to 4Q19, the variation of BRL -13.3 million also reflects the impact of the lower consulting service revenue, intensified by the effects of COVID-19, and the lower financial result due to the acquisitions of companies and Linx's share buybacks in 1Q20.

CASH GENERATION AND NET CASH

In 1Q20, the Company's cash balance and financial investments reached  BRL 742.1 million, an increase of BRL 279.0 million compared to 1Q19 due to the inflow of funds raised abroad with the global offering of shares held in June 2019 and the consolidation of the cash position of the companies acquired in the period, partially offset by the disbursement resulting from company acquisitions and execution of the share buyback program issued by the Company. Additionally, the average return on cash in the quarter was 100% of CDI.

The Company's gross debt ended 1Q20 at BRL 431.9 million, +3.0% over 4Q19, consisting of loans with BNDES in the amount of BRL 199.4 million, accounts payable for acquisitions of assets and subsidiaries totaling BRL 122.0 million, leasing in the amount of BRL 110.0 million, since it is necessary to measure and recognize at present value the Company's leases, and other loan (consigned) of BRL 397 thousand. The average cost of debt in the quarter was 112.2% of the CDI.

The Company's net cash in 1Q20 was BRL 310.3 million. Excluding from gross debt the amount linked to leasing resulting from IFRS16 and the net earn-out of accounts payable for acquisitions, Linx's adjusted net cash would be BRL 505.2 million. For an overview of total cash flow movements (cash and cash equivalents + short-term investments), see the statement of total cash flow in attachment III.

Notes: (1) The sum of Cash and Financial Investments. (2) Includes acquisition of companies (-) net cash and payment of acquisition of subsidiary. (3) Involves acquisition of property, plant and equipment and acquisition of intangible assets. (4) Income and payments for loans and financing, leasing payments, advance for future capital increase, financial charges, capital reserve and exchange variation on cash and cash equivalents. (5) Adjusted net cash deducts the leasing amount resulting from IFRS16 and the net earn-out of accounts payable for acquisitions, not considering the portion retained to cover possible contingencies.

Forward-looking statements

This earnings release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, priorities, plans or intentions. Forward-looking statements in this release include, but are not limited to, statements regarding our future profitability and timing for profitability, our future financial and operating performance, including our outlook for the full year of 2020, demand for our products and services and the markets in which we operate and the future of our industry. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks regarding our ability to forecast our business, our competition, fluctuations in the markets in which we operate, our ability to attract and retain customers and our partner relationships. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission (“SEC”). The forward-looking statements in this release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements, except as required by law.

ATTACHMENT I – INCOME STATEMENT

BRL '000	1Q20	1Q19	YoY	4Q19	QoQ
Total recurring revenue	202,176	180,515	12.0%	203,343	-0.6%
Subscription revenue	196,284	169,770	15.6%	195,897	0.2%
Royalties	5,892	10,746	-45.2%	7,446	-20.9%
Consulting service revenue	35,481	21,976	61.5%	52,758	-32.7%
Gross operating revenues	237,657	202,491	17.4%	256,101	-7.2%
Sales taxes¹	(23,743)	(19,749)	20.2%	(26,017)	-8.7%
Cancellations and rebates	(5,383)	(5,937)	-9.3%	(8,283)	-35.0%
Net operating revenues	208,531	176,805	17.9%	221,801	-6.0%
Cost of services provided	(72,836)	(59,999)	21.4%	(78,103)	-6.7%
Gross profit	135,695	116,806	16.2%	143,698	-5.6%
Operating expenses	(134,713)	(91,469)	47.3%	(121,908)	10.5%
General and administrative expenses	(65,500)	(43,962)	49.0%	(75,339)	-13.1%
Selling expenses	(36,697)	(35,325)	3.9%	(36,411)	0.8%
Research and development	(29,552)	(18,372)	60.9%	(29,053)	1.7%
Other operating revenues (expenses)	(2,964)	6,190	n.a.	18,895	n.a.
Income before financial income (expenses) and taxes	982	25,337	-96.1%	21,790	-95.5%
Net financial result	(9,169)	(1,764)	n.a.	3,752	n.a.
Financial revenues	12,622	11,867	6.4%	29,220	-56.8%
Financial expenses	(21,791)	(13,631)	59.9%	(25,468)	-14.4%
Income (loss) before taxes	(8,187)	23,573	n.a.	25,542	n.a.
Deferred income and social contribution taxes	2,707	(4,368)	n.a.	(10,215)	n.a.
Current income and social contribution taxes	(3,574)	(2,025)	76.5%	(5,928)	-39.7%
Net (loss) income	(9,054)	17,180	n.a.	9,399	n.a.

1- Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

ATTACHMENT II – BALANCE SHEET

Assets (BRL ‘000)	3/31/2020	12/31/2019
Cash and cash equivalents	66,344	75,898
Short-term interest earnings bank deposits	671,455	902,289
Accounts receivable	259,556	276,626
Recoverable taxes	25,692	22,648
Other receivables	19,187	22,509
Current assets	1,042,234	1,299,970

Long-term interest earnings bank deposits	4,313	2,073
Accounts receivable in the long term	10,613	11,485
Deferred taxes	2,803	3,357
Taxes to recover	5,417	5,166
Other credits	24,244	26,338
Long-term assets	47,390	48,419

Property, plant and equipment	94,381	82,201
Intangible assets	1,199,755	1,009,314
Intangible assets	121,274	124,039
Non-current assets	1,462,800	1,263,973

Total Assets	2,505,034	2,563,943

Liabilities + Shareholders equity	3/31/2020	12/31/2019
Suppliers	20,654	24,007
Loans and financing	38,688	41,245
Leasing	38,318	47,478
Labor obligations	55,682	51,080
Taxes and contributions payable	12,813	23,127
Income and social contributions taxes	3,423	3,823
Accounts payable from acquisition of subsidiaries	87,857	43,432
Deferred revenue	32,193	36,360
Anticipation of dividends	9,719	9,719
Other liabilities	83,888	89,576
Current liabilities	383,235	369,847

Loans and financing	161,148	168,937
Leasing	71,661	78,604
Labor obligations	1,837	1,977
Accounts payable from acquisition of subsidiaries	34,190	39,637
Deferred tax liabilities	81,342	84,206
Advance for future capital increase	300	-
Deferred revenue	5,126	6,434
Provision for contingencies	19,904	19,588
Other liabilities	1,230	4,869
Non-current liabilities	376,738	404,252

Social capital	645,447	645,447
Capital reserve	1,167,385	1,165,605
Retained earnings	(270,513)	(225,954)
Profit reserve	213,412	200,596
Net (loss) income	(9,054)	-
Proposed additional dividends	-	10,281
Others comprehensive income	(1,616)	(6,131)
Total Shareholders Equity	1,745,061	1,789,844

Total Liabilities + Shareholders equity	2,505,034	2,563,943

ATTACHMENT III – TOTAL CASH FLOW¹

BRL '000	1Q20	1Q19	4Q19
Cash flows from operating activities
Net (loss) income for the period	(9,054)	17,180	9,399
Adjustments to reconciliate net income to cash provided by operating activities
Depreciation and amortization	36,181	24,348	33,177
Allowance for doubtful accounts	2,292	529	2,304
Provision for present value adjustment	1,484	1,531	2,806
Stock option plan	1,780	2,297	16,060
Financial charges	12,185	7,642	5,205
Provision for disposal of assets	80	429	(2,040)
Deferred taxes	(2,707)	4,368	10,215
Current taxes	3,574	2,025	5,928
Earn out	(161)	(9,232)	(21,210)
Provision for Contingency	316	1,334	516
IAS 29 Effects	2,517	519	765
Increase (decrease) in assets
Trade accounts receivable	16,318	(6,124)	(61,503)
Recoverable taxes	(2,829)	3,415	926
Other credits and judicial deposits	13,061	(9,021)	2,029
Increase (decrease) in liabilities			-
Suppliers	(6,494)	(1,256)	4,991
Labor obligations	4,184	10,707	(11,576)
Taxes and contributions payable	(14,514)	(2,123)	(6,515)
Deferred income	(5,475)	(4,481)	(591)
Other accounts payable	(29,402)	9,117	54,142
Income and social contribution taxes paid	(1,802)	(1,093)	(3,997)
Net cash provided by operating activities	21,534	52,111	41,031
Cash flows from investing activities
Acquisition of PP&E	(6,012)	(4,770)	(6,467)
Acquisition of intangible assets	(20,580)	(18,442)	(15,059)
Acquisition of subsidiaries, net of cash	(129,909)	-	(23,385)
Net cash used in investing activities	(156,501)	(23,212)	(44,911)
Cash flows from investing activities
Proceeds from loans and financing	928	-	347
Payments of principal from loans and financing	(11,284)	(10,331)	(10,167)
Leasing payments	(31,520)	(3,564)	(7,432)
Pre-payments for right of use	-	-	577
Advance for future capital increase	300	-	-
Financial charges paid	(5,475)	(3,851)	(3,337)
Payment of accounts payable from acquisitions of subsidiaries	(18,672)	(10,681)	(18,208)
Capital increase	-	362	-
Capital reserve (treasury shares)	(44,559)	-	(51,178)
Expenses with issuance of shares	-	-	93
Net cash used in financing activities	(110,282)	(28,065)	(89,305)
Exchange variation on cash and cash equivalents	7,101	(874)	(1,093)
Decrease in cash and cash equivalents	(238,148)	(40)	(94,278)
Statement of decrease in cash and cash equivalents
At the beginning of the period	980,260	463,224	1,074,538
At the end of the period	742,112	463,184	980,260
Decrease in cash and cash equivalents	(238,148)	(40)	(94,278)

 Notes: (1) The total cash flow consolidates the cash balance and financial investments for managerial purposes. Therefore, it is not an accounting view of the statement. (2) The difference between the "Recoverable taxes" and "Exchange variation on cash and cash equivalents" lines between the "Total Cash Flow" and "Cash Flow and Equivalents" is due to the fact that we consider 100% of the balance of Financial Investments as “Cash and cash equivalents”, resulting in the effect on the movement of the lines mentioned above.

ATTACHMENT IV – CASH FLOW

BRL ‘000	1Q20	1Q19	4Q19
Cash flows from operating activities
Net (loss) income for the period	(9,054)	17,180	9,399
Adjustments to reconciliate net income to cash provided by operating activities
Depreciation and amortization	36,181	24,348	33,177
Allowance for doubtful accounts	2,292	529	2,304
Provision for present value adjustment	1,484	1,531	2,806
Stock option plan	1,780	2,297	16,060
Financial charges	12,185	7,642	5,205
Provision for disposal of assets	80	429	(2,040)
Deferred taxes	(2,707)	4,368	10,215
Current taxes	3,574	2,025	5,928
Interest earnings from bank deposits	(7,024)	(6,526)	(11,004)
Earn out	(161)	(9,232)	(21,210)
Provision for Contingency	316	1,334	516
IAS 29 Effects	2,517	519	765
Increase (decrease) in assets
Trade accounts receivable	16,318	(6,124)	(61,503)
Recoverable taxes	(1,937)	3,415	926
Other credits and judicial deposits	13,061	(9,021)	2,029
Increase (decrease) in liabilities
Suppliers	(6,494)	(1,256)	4,991
Labor obligations	4,184	10,707	(11,576)
Taxes and contributions payable	(14,514)	(2,123)	(6,515)
Deferred income	(5,475)	(4,481)	(591)
Income and social contribution taxes paid	(1,802)	(1,093)	(3,997)
Other accounts payable	(29,402)	9,117	54,143
Net cash provided by operating activities	15,402	45,585	30,028
Cash flows from investing activities
Acquisition of PP&E	(6,012)	(4,770)	(6,467)
Acquisition of intangible assets	(20,580)	(18,442)	(15,059)
Acquisition of subsidiaries, net of cash and cash equivalents acquired	(129,909)	-	(23,385)
Financial investments	(150,977)	(117,514)	(237,609)
Redemption of interest and financial investments	385,990	124,175	390,136
Net cash used in investing activities	78,512	(16,551)	107,616
Cash flows from investing activities
Proceeds from loans and financing	928	-	347
Payments of principal from loans and financing	(11,284)	(10,331)	(10,167)
Leasing payments	(31,520)	(3,564)	(7,432)
Pre-payments for right of use	-	-	577
Advance for future capital increase	300	-	-
Financial charges paid	(5,475)	(3,851)	(3,337)
Payment of accounts payable from acquisitions of subsidiaries	(18,672)	(10,681)	(18,208)
Capital increase	-	362	-
Capital reserve	(44,559)	-	(51,178)
Expenses with issuance of shares	-	-	93
Net cash used in financing activities	(110,282)	(28,065)	(89,305)
Exchange variation on cash and cash equivalents	6,814	(874)	(1,093)
Decrease in cash and cash equivalents	(9,554)	95	47,246
Statement of decrease in cash and cash equivalents
At the beginning of the period	75,898	49,850	28,652
At the end of the period	66,344	49,945	75,898
Decrease in cash and cash equivalents	(9,554)	95	47,246

ATTACHMENT V – ACQUISITIONS AND TAX GOODS AMORTIZATION

Quarter	Amount (BRL)	Quarter	Amount (BRL)
2Q20	(7,476,464)	2Q20	(15,736,022)
3Q20	(7,184,681)	3Q20	(14,732,974)
4Q20	(6,766,508)	4Q20	(14,732,974)
1Q21	(6,557,678)	1Q21	(14,658,021)
2Q21	(6,527,347)	2Q21	(13,965,521)
3Q21	(6,376,938)	3Q21	(13,619,271)
4Q21	(5,982,568)	4Q21	(13,619,271)
1Q22	(5,663,990)	1Q22	(13,619,271)
2Q22	(5,635,258)	2Q22	(13,619,271)
3Q22	(5,440,623)	3Q22	(12,477,478)
4Q22	(4,711,984)	4Q22	(12,477,478)
1Q23	(3,847,800)	1Q23	(10,973,158)
2Q23	(3,457,305)	2Q23	(9,632,707)
3Q23	(2,834,822)	3Q23	(8,420,132)
4Q23	(2,674,056)	4Q23	(7,019,964)
1Q24	(2,674,056)	1Q24	(6,724,841)
2Q24	(2,323,571)	2Q24	(4,165,531)
3Q24	(1,938,302)	3Q24	(4,165,531)
4Q24	(1,418,317)	4Q24	(2,386,916)
1Q25	(1,248,557)	1Q25	(1,959,099)
2Q25	(1,158,193)	2Q25	(1,103,466)
3Q25	(1,158,193)	3Q25	(1,103,466)
4Q25	(1,006,458)	4Q25	(367,822)
1Q26	(1,006,458)	1Q26	-
2Q26	(1,006,458)	2Q26	-
3Q26	(817,227)	3Q26	-
4Q26	(776,293)	4Q26	-

GLOSSARY

Consulting service revenue: revenue from implementation services of our systems, including installation, customization, training and other services related to our products. These revenue components are characterized by their one-time or non-recurring nature. Consulting service revenue are recognized on our statement of income when delivered, in the case of installation, customization and training. If the amount billed exceeds the services performed for any given period, the difference is presented as deferred revenues on the statement of financial position.

Customer retention rate: is the rate at which billings from existing subscribed customers at the beginning of the period continue as billings during the end of such applicable period not adjusted for (x) any increases or decreases in billings for pricing changes or (y) additional products or services provided to these existing subscribed customers.

EBITDA: we calculate EBITDA as net income plus: (1) net financial result; (2) income tax and social contribution and (3) depreciation and amortization. Since our calculation of EBITDA does not consider net financial result, income tax and social contribution and depreciation and amortization, EBITDA serves as an indicator of our overall financial performance, which is not affected by changes in interest rates, income or social contribution tax rates or levels of depreciation and amortization. Consequently, we believe that EBITDA, when considered in conjunction with other accounting and financial information available, serves as a comparative tool to measure our operating performance, as well as to guide certain administrative decisions. We believe that EBITDA provides the reader with a better understanding not only of our financial performance, but also on our ability to pay interest and principal on our debt and to incur additional debt to finance our capital expenditures and our working capital. We calculate EBITDA and EBITDA margin in accordance with CVM rules. For the sake of comparability, on Adjusted EBITDA we highlight from EBITDA non-recurring expenses during the period.

EBITDA margin: We calculate EDITDA margin by dividing EBITDA for the period by net operating revenues for the same period.

IDC research: engaged annually by Linx since 2012, IDC (International Data Corporation) provides an overview of the Brazilian retail software market. As a methodology, IDC internal studies and interviews with various market players are used. Founded in 1964, IDC is a wholly owned subsidiary of International Data Group (IDG), the world's leading media, data and marketing services company that activates and engages the most influential technology buyers.

Lei do Bem: Law 11,196/05 - we benefit from tax incentives for technological research and development of technological innovations, provided by Law 11,196 of 2005, known as the Lei do Bem. Among the benefits that we enjoy is accelerated depreciation, by deduction as a cost or an operating expense in the computation period in which they are made, the expenditures related exclusively to technological research and technological innovation development, which explains a large part of our expenditures in depreciation and amortization. We also benefit from the deduction, for purposes of calculating net income, of the sum of expenditures made during the period in technological research and technological innovation development, classified as operating expenses by legislation on Corporate Income Tax.

Linx Digital or Digital: convergence of all channels used by the company with its customer, integrating the customer experience between online and offline world. In the case of Linx, it concentrates Linx Omni (OMS), Linx Commerce (the ecommerce platform) and Linx Impulse (search, recommendation, reengagement and retargeting tools).

Linx Pay Hub, Pay Hub or financial services: it involves initiatives such as TEF, Linx Pay (sub-acquiring), Linx Antecipa (prepayment of receivables), QR Linx, and new products aligned to the strategic positioning of Linx in this area.

OMS: by using Linx Omni OMS technology, retailers can meet orders originating from any channel, regardless of where the product is located. Our OMS product offers multi-channel purchasing processes that integrate stores, franchises and distribution centers, thereby providing a single channel for our customers that decreases inventory shortage, generates more consumer traffic and increased sales. Our OMS product is divided into two modules:

•

Omni OMS module: A smart cloud-based suite of communication channels facilitates the interaction between business operations and applicable tax and accounting regulations. The Omni OMS module is responsible for integrating all systems associated with the OMS, such as the retailer's ERP, customer service, logistics, ecommerce platform and mobile solutions, among others.

•

Omni in-store: This module is connected to a physical store's POS software, helping transform the store into a distribution center. The instore module allows the store operator to confirm that a customer has placed an order and monitor the necessary steps to ship or reserve the product, including choice of packaging, labeling, separation for pickup and interaction with the carrier for delivery, among others.

Through our OMS product, retailers can manage the following functionalities: ship from store, ship to home, ship to store, pick-up in store, click & collect, return in store, showrooming.

SaaS (Software as a Service): cloud-based solutions that have a recurring subscription revenue model. Examples of SaaS solutions include ERP software in the cloud, Electronic Funds Transfer (TEF), Electronic Fiscal Receipt (NFC-e), OMS, advertising and re-engagement.

TEF: electronic funds transfer is a middleware between POS (point of sale) software and the retail acquirer that allows our customers to direct credit and debit card transactions to their merchant acquirer of choice (credit and debit card processor), among other functionalities. This entirely electronic payment solution is also fully integrated with our ERP (enterprise resource planning) software. Through TEF, we have a unique opportunity to capture a significant volume of debit and credit card transactions pass through the cloud gateways managed by Linx. We actively seek to expand our electronic payment mechanisms. With the increase in debit and credit card transactions, as well as the adoption of cloud-based software, the importance of and demand for these solutions has increased. We offer TEF services as a complementary solution to our software solutions and our primary strategy is on cross-selling to our existing customer base. Customers using our TEF solutions may experience improved performance, stability and availability of our other software solutions.

Total recurring revenue: comprises revenue for service-related monthly subscription fees we charge our customers for (1) the right to use our software and (2) fees we charge for continuous technology support, helpdesk services, software hosting services, support teams and connectivity service. Fees charged in (1) and (2) above are bundled in one contract having a duration of generally twelve months, subject to automatic renewal. Fees related to subscription revenue are nonrefundable and paid monthly. Subscription revenue is recognized in our statement of income ratably as the services are performed, commencing with the date the service is made available to customers and all other revenue recognition criteria have been satisfied. If a start-up fee is charged, in 2017 and 2016, this upfront fee was recognized upon commencement of the service upon adoption IFRS15, this fee is recognized over the average customer life for which this performance obligation is provided. Most of our revenue is derived from our customers’ monthly use of our systems.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer